[Adviser Letterhead]

November 29, 2013

Mr. Stacey E. Hong, President
Forum Funds II
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE: Contractual Waivers and Reimbursements

Dear Mr. Hong:

SKBA Capital Management, LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure the total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses and extraordinary expenses) for the Baywood SKBA ValuePlus Fund (the "Fund"), a series of the Forum Funds II (the "Trust"), do not exceed 0.70% and 0.95% of the average daily net assets for the Institutional Shares class and Investor Shares class, respectively, through March 31, 2017.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and it automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on March 31, 2017.

Very Truly Yours,
SKBA Capital Management, LLC

By:/s/ Andrew W. Bischel
Name: Andrew W. Bischel
Title: CEO & CIO